EXHIBIT 21.1
CANNAE HOLDINGS, INC.
List of Subsidiaries December 31, 2018
Significant Subsidiaries

COMPANY	INCORPORATION
Cannae Holdings, LLC	Delaware
Ceridian HCM Holding Inc.	Delaware
Fidelity Newport Holdings, LLC	Delaware
American Blue Ribbon Holdings, LLC	Delaware
Legendary Baking of California, LLC	Delaware
O' Charley's LLC	Tennessee
99 Restaurants Holdings, LLC	Delaware
T-System Holding, LLC	Delaware